NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 28, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 15, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger bewteen GrabAGun Digital Holdings Inc. and Colombier Acquisition Corp. II became effective on July 15, 2025. Each Class A Ordinary Share of Colombier Acquisition Corp. II will ultimately be converted into the right to receive one Share of GrabAGun Digital Holdings Inc. Common Stock; Each Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share of Colombier Acquisition Corp. II, will ultimately be converted into the right to receive one Warrants of GrabAGun Digital Holdings Inc; and the Units of Colombier Acquisition Corp. II will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 16, 2025.